SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended April, 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

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press release

3 April 2017

BP TO SELL FORTIES PIPELINE SYSTEM TO INEOS

BP today announced it has agreed to sell its Forties Pipeline System (FPS) business, with assets including the main Forties offshore and onshore pipelines and other associated pipeline interests and facilities, to INEOS.

Subject to partner, regulatory and other third party approvals, operatorship of the FPS assets and business will transfer on completion from BP to INEOS. The sale will not affect BP's existing rights to capacity in FPS. Under the terms of the agreement INEOS will pay BP a consideration of up to $250 million for the business, comprising a cash payment of $125 million on completion and an earn-out arrangement over seven years that totals up to $125 million.

BP group chief executive Bob Dudley commented: "BP is returning to growth in the North Sea as we bring important new projects, including the Quad 204 redevelopment and Clair Ridge, into production and increase new exploration. While the Forties pipeline had great significance in BP's history, our business here is now centred around our major offshore interests west of Shetland and in the Central North Sea.

"The pipeline has long been an important feedstock supplier to INEOS at Grangemouth. We believe that through also owning FPS, INEOS will be able to realise greater integration benefits and help secure a competitive long-term future for this important piece of UK oil and gas infrastructure."

Built, owned and operated by BP, the Forties pipeline was opened in 1975 to transport oil from the Forties field, the UK's first major offshore oil field. Today FPS carries liquids production from some 85 fields in the Central and Northern North Sea and several Norwegian fields on behalf of around 40 companies. The system has a capacity of 575,000 barrels of oil a day. BP sold its interests in the Forties field to Apache in 2003 and sold the Grangemouth refinery and chemical plants to INEOS in 2005.

INEOS chairman and chief executive officer Jim Ratcliffe commented: "The North Sea continues to present new opportunities for INEOS. The Forties Pipeline System is a UK strategic asset and was originally designed to work together to feed the Grangemouth refinery and petrochemical facilities. We have a strong track record of acquiring non-core assets improving their efficiency and reliability, securing long term employment and investment. I am delighted that we can now bring this integrated system back under single ownership in INEOS."

Mark Thomas, BP North Sea Regional President said: "This allows us to further focus our North Sea business around our core offshore assets - bringing new fields into production, redeveloping and renewing existing producing facilities and acquiring and exploring new acreage and interests through licence rounds and farm-ins.

"As with our recent agreement with EnQuest, we believe this is a good example of having the 'right assets' in the 'right hands', offering new opportunities for the assets and benefitting the UKCS, in the spirit of the government's aim of maximising economic recovery of the UK's oil and gas resources."

FPS is expected to transition to INEOS as a fully operational entity with those staff who operate and support the various elements of the business expected to transfer with the business. Their contractual terms and conditions are protected under UK Transfer of Undertakings (Protection of Employment) regulations (TUPE).

Around 300 BP staff are currently associated with operating and supporting the FPS business at Kinneil, Falkirk, Dalmeny, Aberdeen and offshore. BP will now begin consultation with in-scope staff for both the unionised and non-unionised populations.

Subject to the receipt of regulatory and other third party approvals, BP aims to complete the sale and transfer of operatorship during 2017.

Notes to editors

●
The FPS system primarily comprises a 169 kilometre (105 mile), 36" pipeline from the unmanned offshore Forties Unity platform to the onshore terminal at Cruden Bay. From there a 36" onshore pipeline transports the oil 209 kilometres (130 miles) south to the Kinneil facilities, adjacent to the Grangemouth refinery and chemical plant, where it is   processed and stabilised before output is sent either for export via the Dalmeny terminal and Hound Point loading jetty or on to Grangemouth.

●	The deal includes the FPS business, including existing customer contracts, and assets including:

- FPS equipment on Apache's Forties Charlie platform.
- Forties Unity platform.
- BP's interest in the GAEL N (54.3%), and GAEL S (30.5%) pipelines.
- 36" Forties sea-line.
- Redundant 32" sea-line.
- St Fergus-to-Cruden Bay natural gas liquids line.
- Cruden Bay terminal.
- 36" Cruden Bay-to-Kinneil land-line.
- Netherley, Brechin and Balbeggie pumping stations.
- Kinneil terminal.
- LPG storage and export at Grangemouth and Grangemouth docks.
- Kinneil-to-Dalmeny pipelines.
- Dalmeny tank farm and pipelines to Hound Point.
- Hound Point jetties.

●
The gross assets that are the subject of this transaction amounted to $816 million as at 31 December 2016. For the year ended 31 December 2016, a loss of $169 million arose in relation to these assets.

●	As part of the agreement, INEOS will also assume all decommissioning liabilities.

●	Proceeds from the sale will be used by BP for general corporate purposes.

●	BP operates 11 fields which currently export around 55,000 barrels of oil a day through FPS.

●	In 2016, the pipeline's average daily throughput was 445,000 barrels of oil and some 3,500 tonnes of raw gas a day.

●	BP expects the major Quad 204 redevelopment west of Shetland to begin production in the first half of this year. The new Clair Ridge project is expected to begin production next year.

●
BP is also investing significantly in the reliability and integrity of its existing North Sea assets through an extensive renewal programme. It is nearing completion of a $1 billion investment in the ETAP cluster of fields which is expected to extend field life until at least 2035.

●	Over the next 18 months, BP plans to participate in up to five exploration wells in the UK in addition to drilling approximately 50 development wells over the next 3-4 years.

●	BP was awarded 12 licence blocks across the northern and central North Sea as part of last year's 28th licensing round and has participated strongly in the 29th round.

Further information:

BP North Sea press office: 01224 833056 / 07917 307430
BP Press Office: 020 7496 4076, bppress@bp.com

Cautionary Statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements concerning BP's agreement to sell its Forties Pipeline System business with assets including the main Forties offshore and onshore pipelines and other associated pipeline interests and facilities  to INEOS; including those related to amount and timing of payment by INEOS and BP's use of the proceeds of sale; expectations regarding timing of the sale and transfer of operatorship; plans and expectations regarding BP's business in the North Sea including production starting on projects, acquisitions and exploration and future production and development wells; and plans and expectations regarding transfer of and consultation with staff. Actual results may differ from those expressed in such statements, depending on a variety of factors including changes in public expectations and other changes to business conditions; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; regulatory or legal actions; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners and others; natural disasters and adverse weather conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2016 and under "Risk factors" in our Annual Report and Form 20-F 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 03 April 2017

/s/ J. BERTELSEN

J. BERTELSEN

Deputy Company Secretary